# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SuperX AI Technology Limited, CIK 0001897087
CUSIP: G5294K110
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 30 Pasir Panjang Road, #06-31, Mapletree Business City, Singapore, Singapore (U0), 117440
Date of event which requires filing of this statement: 11/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001684210

## Reporting persons
- Alpha Bridge I LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,520,221; sole dispositive power 0; shared dispositive power 3,520,221; aggregate amount beneficially owned 3,520,221 (9.99% of the class)
  Comment: The securities reported on this cover page consist of (i) 3,300,000 ordinary shares (the "Ordinary Shares"), no par value per share, of SuperX AI Technology Limited (the "Issuer") held of record by Alpha Bridge I LP, and (ii) 220,221 Ordinary Shares issuable upon exercise of certain warrants of the Issuer (the "Warrants") held of record by Alpha Bridge I LP. This total excludes 879,779 Ordinary Shares issuable upon exercise of certain Warrants because the Warrants may not be exercised to the extent that doing so would result in the holder of the Warrants (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) beneficially owning more than 9.99% of the Ordinary Shares then outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Limitation").
- Alpha Bridge GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,520,221; sole dispositive power 0; shared dispositive power 3,520,221; aggregate amount beneficially owned 3,520,221 (9.99% of the class)
  Comment: The securities reported on this cover page consist of (i) 3,300,000 Ordinary Shares of the Issuer held of record by Alpha Bridge I LP, and (ii) 220,221 Ordinary Shares issuable upon exercise of certain Warrants held of record by Alpha Bridge I LP. This total excludes 879,779 Ordinary Shares issuable upon exercise of certain Warrants as the result of the Beneficial Ownership Limitation. Alpha Bridge GP Limited is the general partner of Alpha Bridge I LP and may be deemed to have voting, investment and dispositive power with respect to these securities.
- PAG Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,520,221; sole dispositive power 0; shared dispositive power 3,520,221; aggregate amount beneficially owned 3,520,221 (9.99% of the class)
  Comment: The securities reported on this cover page consist of (i) 3,300,000 Ordinary Shares of the Issuer held of record by Alpha Bridge I LP, and (ii) 220,221 Ordinary Shares issuable upon exercise of certain Warrants held of record by Alpha Bridge I LP. This total excludes 879,779 Ordinary Shares issuable upon exercise of certain Warrants as the result of the Beneficial Ownership Limitation. PAG Capital Limited is the sole shareholder of Alpha Bridge GP Limited, which is the general partner of Alpha Bridge I LP, and therefore PAG Capital Limited may be deemed to have voting, investment and dispositive power with respect to these securities.
- Pacific Alliance Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,520,221; sole dispositive power 0; shared dispositive power 3,520,221; aggregate amount beneficially owned 3,520,221 (9.99% of the class)
  Comment: The securities reported on this cover page consist of (i) 3,300,000 Ordinary Shares of the Issuer held by record by Alpha Bridge I LP, and (ii) 220,221 Ordinary Shares issuable upon exercise of certain Warrants held of record by Alpha Bridge I LP. This total excludes 879,779 Ordinary Shares issuable upon exercise of certain Warrants as the result of the Beneficial Ownership Limitation. Pacific Alliance Group Limited is the sole shareholder of PAG Capital Limited, which in turn is the sole shareholder of Alpha Bridge GP Limited. Alpha Bridge GP Limited is the general partner of Alpha Bridge I LP. Therefore, Pacific Alliance Group Limited may be deemed to have voting, investment and dispositive power with respect to these securities.
- PAG: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,520,221; sole dispositive power 0; shared dispositive power 3,520,221; aggregate amount beneficially owned 3,520,221 (9.99% of the class)
  Comment: The securities reported on this cover page consist of (i) 3,300,000 Ordinary Shares of the Issuer held by record by Alpha Bridge I LP, and (ii) 220,221 Ordinary Shares issuable upon exercise of certain Warrants held of record by Alpha Bridge I LP. This total excludes 879,779 Ordinary Shares issuable upon exercise of certain Warrants as the result of the Beneficial Ownership Limitation. PAG is the sole shareholder of Pacific Alliance Group Limited, which is the sole shareholder of PAG Capital Limited. PAG Capital Limited is the sole shareholder of Alpha Bridge GP Limited, which is the general partner of Alpha Bridge I LP. Therefore, PAG may be deemed to have voting, investment and dispositive power with respect to these securities.

## Item 1. Issuer
Name of issuer: SuperX AI Technology Limited
Address of issuer's principal executive offices: 30 Pasir Panjang Road, #06-31, Mapletree Business City, Singapore, U0, 117440

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Alpha Bridge I LP, Alpha Bridge GP Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG (collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is P.O. Box 472, Harbour Place, 2nd Floor, North Wing, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.
Citizenship: See Row 4 of the cover page for each Reporting Person

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person
Percent of class: See Row 11 of the cover page for each Reporting Person. The percentage of class is based on 35,017,228 Ordinary Shares outstanding as of November 4, 2025 as provided by the Issuer, plus 220,221 Ordinary Shares issuable upon exercise of certain Warrants held of record by Alpha Bridge I LP (taking into account the Beneficial Ownership Limitation).
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: DC Future AI Opportunities LP ("DC Future") is a limited partner of the Alpha Bridge I LP. Pursuant to that certain amended and restated exempted limited partnership agreement of Alpha Bridge I LP, dated as of October 24, 2025, by and among, Alpha Bridge GP Limited, DC Future and certain other parties thereto (the "LPA"), DC Future may be deemed to have certain investment and dispositive power with respect to the securities held of record by Alpha Bridge I LP. By virtue of the LPA and the obligations and rights thereunder, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Act with DC Future, Millennia Global Business Limited, which is the general partner of DC Future, and Yung-Chi Liao, who is the sole shareholder and sole director of Millennia Global Business Limited. The Reporting Persons expressly disclaim their group membership in such "group" described in the preceding sentence. The beneficial ownership of the Reporting Persons does not include any Ordinary Shares that may be beneficially owned by DC Future, Millennia Global Business Limited or Yung-Chi Liao (other than the securities reported on the cover pages of this Schedule 13G), and each of the Reporting Persons disclaims beneficial ownership over any such Ordinary Shares. DC Future, Millennia Global Business Limited and Yung-Chi Liao are separately making Schedule 13G filings reporting their beneficial ownership of Ordinary Shares.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Alpha Bridge I LP: /s/ Gauravjit Singh, Gauravjit Singh / Director of Alpha Bridge GP Limited, the general partner of Alpha Bridge I LP (11/12/2025)
- Alpha Bridge GP Limited: /s/ Gauravjit Singh, Gauravjit Singh / Director (11/12/2025)
- PAG Capital Limited: /s/ Derek Roy Crane, Derek Roy Crane / Director (11/12/2025)
- Pacific Alliance Group Limited: /s/ Derek Roy Crane, Derek Roy Crane / Director (11/12/2025)
- PAG: /s/ Derek Roy Crane, Derek Roy Crane / Director (11/12/2025)